EXHIBIT 99.1

NextSource Materials Inc.

Amended and Restated

Unaudited Condensed Interim Consolidated Financial Statements

For the nine and three months ended March 31, 2023, and 2022

Expressed in US Dollars

1

NOTICE TO READER

The Audit Committee, in consultation with management of NextSource Materials Inc. (“NextSource” or the “Company”), has determined that the Company’s previously filed unaudited condensed interim consolidated financial statements and management’s discussion and analysis (“MD&A”) for the nine and three months ended March 31, 2023, and 2022 (the “Original Financial Statements”) needed to be amended to reflect certain adjustments.

The following adjustments were made to the Original Financial Statements: (1) due to an error in the estimation of the present value of the Right of Use Asset for the BAF property, ending balances for Property, plant and development, and current and long-term lease obligations as at March 31, 2023 were overstated by $3,005,718, $36,356 and $3,007,094 respectively, and amortization and lease finance costs for the three and nine months ended March 31, 2023 were overstated by $10,239 and $27,483 respectively; and (2) a security deposit of $669,318 was reclassified from prepaid expenses to long-term deposits to reflect updated expectations.

The Original Financial Statements were previously filed by the Company on SEDAR on May 12, 2023. Each of the amended and restated unaudited condensed interim consolidated financial statements and MD&A for the nine and three months ended March 31, 2023, and 2022 replace and supersede the Original Financial Statements.

2

NextSource Materials Inc. Unaudited Condensed Interim Consolidated Statements of Financial Position (Expressed in US Dollars)

	As at	As at
	March 31,	June 30,
	2023	2022
	(note 18)
Assets
Current Assets:
Cash and cash equivalents	$11,055,086	$9,793,253
Amounts receivable (note 15)	228,771	574,260
Inventories	290,188	-
Prepaid expenses	341,959	96,792
Total Current Assets	11,916,004	10,464,305
Deposits	830,963	181,161
Property, plant, and development (note 5)	42,233,070	18,652,394
Total Assets	$54,980,037	$29,297,860

Liabilities
Current Liabilities:
Accounts payable	$1,811,757	$817,265
Accrued liabilities (note 15)	784,432	1,047,400
Current portion of lease obligations (note 6)	1,255,027	51,725
Current portion of royalty obligations (note 7)	1,897,500	-
Fair value of warrant derivative financial liabilities (note 8)	-	21,689,490
Commercial production obligation (note 9)	715,708	727,051
Total Current Liabilities	6,464,424	24,332,931
Lease obligations (note 6)	9,935,450	298,093
Asset retirement obligations (note 5)	233,665	-
Royalty obligations (note 7)	9,829,778	7,731,196
Total Liabilities	26,463,317	32,362,220

Shareholders’ Equity (Deficit)
Share capital (note 10)	169,282,228	127,377,519
Accumulated deficit	(141,956,240)	(130,773,347)
Accumulated other comprehensive income	1,190,732	331,468
Total Shareholders’ Equity (Deficit)	28,516,720	(3,064,360)

Total Liabilities and Shareholders’ Equity (Deficit)	$54,980,037	$29,297,860

Nature of operations (note 1)
Basis of presentation and going concern (note 2)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

3

NextSource Materials Inc. Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss (Expressed in US Dollars, except share and per share amounts)

	Nine months ended	Nine months ended	Three months ended	Three months ended
	March 31,	March 31,	March 31,	March 31,
	2023	2022	2023	2022
	(note 18)		(note 18)

Revenues	$-	$-	$-	$-

Expenses and other income
Mine development expenses (note 14)	963,365	(73,830)	452,514	25,779
Exploration and evaluation expenses	2,408	107,966	2,408	14,558
General and administrative expenses (note 14)	2,357,393	1,478,526	1,048,154	602,987
Share-based compensation (note 13)	429,633	156,658	83,487	(141,519)
Amortization of plant and equipment (note 5)	140,118	20,810	105,199	12,268
Lease finance expense (note 6)	131,743	766	109,186	222
Foreign currency translation (gain) loss	1,039,992	(331)	(671,542)	63,042
Interest (income)	(283)	(134)	(163)	(43)
Interest expense	2	32	1	-
Foreign taxes	-	-	(262)	-
Sub-total before other items	5,064,371	1,690,463	1,128,982	577,294
Change in value of royalty obligation (note 7)	8,201	400,299	-	269,972
Change in value of warrant liability (note 8)	2,783,360	11,546,205	-	3,915,292
Change in value of commercial production obligation (note 9)	(49,255)	(48,472)	-	(48,472)
Impairment of sales tax receivable (note 14)	3,376,216	-	502,515	-
Total Expenses	11,182,893	13,588,495	1,631,497	4,714,086
Loss before income taxes	(11,182,893)	(13,588,495)	(1,631,497)	(4,714,086)
Income tax expense	-	-	-	-
Net loss for the period	(11,182,893)	(13,588,495)	(1,631,497)	(4,714,086)

Other comprehensive income
Items that will be reclassified subsequently to net income (loss)
Translation adjustment for foreign operations	859,264	(7,216)	(463,467)	62,587
Net loss and comprehensive loss for the period	$(10,323,629)	$(13,595,711)	$(2,094,964)	$(4,651,499)

Weighted-average common shares (basic and diluted)	111,476,332	98,865,631	125,086,900	99,398,892
Net loss per common share (basic and diluted)	$(0.10)	$(0.14)	$(0.01)	$(0.05)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

4

NextSource Materials Inc. Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (Expressed in US Dollars, except share amounts)

	Common Shares	Share	Accumulated	Accumulated Other	Total (Deficit)
	Outstanding	Capital	Deficit	Comprehensive Income	Equity
	#	$	$	$	$
Balance as at June 30, 2021	98,184,260	120,491,932	(146,893,550)	255,314	(26,146,304)
Reclassification of warrant liability to equity on exercise of warrants	-	2,897,523	-	-	2,897,523
Shares issued on exercise of warrants	1,434,735	1,202,859	-	-	1,202,859
Shares issued on conversion of restricted share units	123,518	(70,190)	-	-	(70,190)
Restricted share units expensed over vesting period	-	156,658	-	-	156,658
Net loss for the period	-	-	(13,588,495)	-	(13,588,495)
Cumulative translation adjustment	-	-	-	(7,216)	(7,216)
Balance as at March 31, 2022	99,742,513	124,678,782	(160,482,045)	248,098	(35,555,165)
Reclassification of warrant liability to equity on exercise of warrants	-	1,564,633	-	-	1,564,633
Shares issued on exercise of warrants	1,255,101	327,333	-	-	327,333
Shares issued on exercise of stock options	875,000	577,500	-	-	577,500
Stock options granted under long-term incentive plan	-	43,050	-	-	43,050
Restricted share units expensed over vesting period	-	186,221	-	-	186,221
Net income for the period	-	-	29,708,698	-	29,708,698
Cumulative translation adjustment	-	-	-	83,370	83,370
Balance as at June 30, 2022	101,872,614	127,377,519	(130,773,347)	331,468	(3,064,360)
Reclassification of warrant liability to equity on exercise of warrants	-	24,472,850	-	-	24,472,850
Shares issued on exercise of warrants	23,214,286	17,002,227	-	-	17,002,227
Restricted share units expensed over vesting period	-	429,632	-	-	429,632
Net loss for the period	-	-	(11,182,893)	-	(11,182,893)
Cumulative translation adjustment	-	-	-	859,264	859,264
Balance as at March 31, 2023	125,086,900	169,282,228	(141,956,240)	1,190,732	28,516,720

5

NextSource Materials Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows (Expressed in US Dollars)

	Nine months ended	Nine months ended
	March 31,	March 31,
	2023	2022
	(note 18)
Operating activities
Net loss for the period	$(11,182,893)	$(13,588,495)
Add (deduct) items not affecting cash:
Amortization of plant and equipment	140,118	20,810
Change in value of lease obligations	100,511	582
Change in value of royalty obligations	8,201	400,299
Change in value of warrant liability	2,783,360	11,546,205
Change in value of provision	(49,255)	(48,472)
Share-based compensation	429,633	86,468
Subtotal	(7,770,325)	(1,582,603)

Change in non-cash working capital balances:
(Increase) decrease in amounts receivable, prepaids and inventories	(189,866)	33,995
Increase (decrease) in accounts payable and accrued liabilities	731,523	(175,031)
Increase (decrease) in provisions	(32,097)	(5,120)
Net cash used in operating activities	(7,260,765)	(1,728,759)

Investing activities
Deposits	(649,802)	-
Additions to property, plant, and development	(10,304,104)	(8,875,845)
Net cash used in investing activities	(10,953,906)	(8,875,845)

Financing activities
Exercise of warrants	17,002,227	898,114
Lease liability principal payments	(1,384,987)	(53,279)
Proceeds from royalty financing	3,000,000	-
Net cash provided by financing activities	18,617,240	844,835

Effect of exchange rate changes on cash and cash equivalents	859,264	(7,216)

Net increase (decrease) in cash and cash equivalents	1,261,833	(9,766,985)
Cash and cash equivalents, beginning of period	9,793,253	22,437,086
Cash and cash equivalents, end of period	$11,055,086	$12,670,101

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

6

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

1.	Nature of Operations

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act from the State of Minnesota to Canada on December 27, 2017 and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

NextSource is intent on becoming a vertically integrated global supplier of battery materials through the mining and value-added processing of graphite and other minerals.

•	On March 23, 2023, the Company announced the initiation of commissioning of Phase 1 of the Molo Graphite Mine in Madagascar, which has a production capacity of 17,000 tonnes per annum (“tpa”) of SuperFlake® graphite concentrate. Commissioning is expected to be completed in May 2023 with a ramp up period of up to three months prior to declaring commercial production.

•	The Company is progressing with a Feasibility Study and front-end engineering design (“FEED”) study for a proposed Phase 2 Expansion. Prior to making a Phase 2 construction decision, the Company will consider the Feasibility and FEED study results as well as Phase 1 operational results.

•	On February 28, 2023, the Company announced a global Battery Anode Facility (“BAF”) expansion strategy and the results of a technical study for a Mauritius BAF (“BAF1”) capable of producing coated spheronized purified graphite (“CSPG”). The Company also announced the signing of an industrial lease at a site located in a freeport-classified industrial park. Mauritius was selected due to its proximity to the Molo Graphite Mine and strategic position on shipping routes to key markets. Front-end engineering and environmental and social impact assessment (“ESIA”) permitting for BAF1 is currently in progress.

•	The Company also owns the Green Giant Vanadium Project, located in Madagascar, and the Sagar Project, located in Quebec, both of which are at the exploration and evaluation stage.

The Company has not previously operated any mines or processing facilities, and no commercial revenues have been generated from any mineral resources. The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

These amended and restated condensed interim consolidated financial statements were approved by the Board of Directors of the Company on June 4, 2023.

2.	Basis of Presentation and Going Concern

Statement of compliance with IFRS

These condensed interim consolidated financial statements have been prepared in accordance and comply with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the disclosures required by IFRS for annual audited consolidated financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2022 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form/Form 20-F for the year ended June 30, 2022, which were prepared in accordance with IFRS.

In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as of March 31, 2023 and June 30, 2022 and the results of operations and cash flows for the nine and three months ended March 31, 2023 and 2022.

Operating results for the nine and three months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2023.

Amendment for error

Due to an error in the estimation of the present value of the Right of Use Asset for the BAF property, ending balances for Property, plant and development, and current and long-term lease obligations as at March 31, 2023 were overstated by $3,005,718, $36,356 and $3,007,094 respectively, and amortization and lease finance costs for the three and nine months ended March 31, 2023 were overstated by $10,239 and $27,483 respectively. The error has been corrected by amending the affected line items as described above. A security deposit of $669,318 was also reclassified from prepaid expenses to long-term deposits to reflect updated expectations. Further information is set out in note 18.

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NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

2.	Basis of Presentation and Going Concern (continued)

Basis of measurement

The accompanying condensed interim consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business, under the historical cost basis except for certain financial instruments that are measured at fair value, as explained in the accounting policies below.

Basis of consolidation

These condensed interim consolidated financial statements include the financial position, results of operations and comprehensive loss and cash flows of the Company and its wholly owned subsidiaries. Intercompany balances, transactions, income and expenses, profits and losses, including gains and losses relating to subsidiaries have been eliminated on consolidation.

Basis of consolidation

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company. MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, NextSource CSPG (Mauritius) Ltd (“CSPGMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary. MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary. GRAMAU owns 100% of ERG (Madagascar) SARLU (“ERGMAD”), a Madagascar subsidiary.

Going Concern Assumption

The accompanying condensed interim consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. These condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore need to realize its assets and liquidate its liabilities and commitments in other than the normal course of business at amounts different from those in the condensed interim consolidated financial statements.

As of March 31, 2023, the Company had cash and cash equivalents of $11,055,086 (June 30, 2022: $9,793,253), which is expected to be sufficient to fund remaining commissioning and ramp-up costs for Phase 1 of the Molo Graphite Mine. Although Phase 1 mine operations are expected to generate positive cash flows, the remaining cash and operational cash flows will be insufficient to fund all of the planned BAF development costs, Phase 2 development costs, and general and administrative costs during the next twelve months. The Company's ability to continue operations and fund development expenditures will be dependent on management's ability to secure additional financing.  The Company may choose to raise such additional capital by issuing new equity, obtaining working capital, construction financing, or secured loans, or arranging other financing arrangements.  While the Company has been successful at obtaining additional financing in the past, there can be no assurance it will be able to do so in the future or on terms that are acceptable to the Company. As such, these conditions may raise substantial doubt about the Company’s ability to continue as a going concern.

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NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

3.	Accounting policies

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as disclosed in Note 3 to the Company’s audited consolidated financial statements for the year ended June 30, 2022.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of operations and comprehensive loss. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company adopted the standard on the effective date resulting in no retrospective changes to its consolidated financial statements.

4.	Significant judgments, estimates and assumptions

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the consolidated financial statements and the reported values of revenues and expenses during the reporting period. By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments and assumptions. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis. In addition to the new areas stated below, the areas involving significant judgments, estimates and assumptions have been detailed in Note 4 to the Company’s audited consolidated financial statements for the year ended June 30, 2022.

Asset retirement obligations

The Company accounts for asset retirement obligations using a discounted cash flow forecast prepared by management using observable market data that includes significant assumptions regarding the estimated future closure costs for the Molo Graphite Mine site.

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NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

5.	Property, Plant, and Development

As of March 31, 2023, the carrying value of property, plant, and development was $42,233,070 (June 30, 2022: $18,652,394). Assets Under Construction consisted of $22,685,518 for Phase 1 development costs, $2,492,939 for Phase 2 development costs, and $810,289 for BAF development costs.

During the nine months ended March 31, 2023, the Company capitalized additions of $23,720,794 (2022: $9,997,626). Non-cash additions consisted of the recognition of a Right-of-Use asset of $12,125,134 for the BAF plant lease in Mauritius, production obligation accretion of $70,009, royalty obligation accretion of $987,881, and recognition of asset retirement obligations (“ARO”) of $233,665.  The ARO represents the present value of $666,710 of expected closure costs assuming 7.4% cost inflation over the 25-year life of mine and a 12% discount rate.

During the nine months ended March 31, 2023, the Company recognized amortization of $140,118 (2022: $20,810).

	Mining	Assets Under	Equipment &	Right of Use
	Property	Construction	Vehicles	Assets	Total
	$	$	$	$	$
As at June 30, 2021	708,514	3,611,890	4,683	12,074	4,337,161
Additions	398,836	13,181,333	239,542	530,562	14,350,273
Amortization	-	-	(29,053)	(5,987)	(35,040)
As at June 30, 2022	1,107,350	16,793,223	215,172	536,649	18,652,394
Additions	155,313	9,195,523	2,244,824	12,125,134	23,720,794
Amortization	-	-	(94,463)	(45,655)	(140,118)
As at March 31, 2023	1,262,663	25,988,746	2,365,533	12,616,128	42,233,070

Cost	1,107,350	16,793,223	244,780	554,727	18,700,080
Accumulated amortization	-	-	(29,608)	(18,078)	(47,686)
As at June 30, 2022	1,107,350	16,793,223	215,172	536,649	18,652,394

Cost	1,262,663	25,988,746	2,489,604	12,679,861	42,420,874
Accumulated amortization	-	-	(124,071)	(63,733)	(187,804)
As at March 31, 2023	1,262,663	25,988,746	2,365,533	12,616,128	42,233,070

Molo Graphite Phase 1 Mine Development

On February 15, 2019, the Company received a 40-year mining license for the Molo Graphite Mine, located in Madagascar, that does not limit mining to any specific volume. On March 29, 2021, the Company announced the initiation of construction of Phase 1 with a production capacity of 17,000 tpa of SuperFlake® graphite concentrate and began capitalizing mine development costs.

Phase 2 Expansion Project

On April 27, 2022, the Company released a Preliminary Economic Assessment (“PEA”) considering a Phase 2 expansion of the Molo Graphite Mine consisting of a stand-alone processing plant with a production capacity of 150,000 tpa and began capitalizing development costs.  The Company is progressing with a Feasibility Study and a front-end engineering design (“FEED”) study for a proposed Phase 2 expansion.

Mauritius BAF Development Project

The Company has an exclusive technical partnership to utilize a proprietary and well-established graphite processing technology that supplies major EV automotive companies including the Tesla and Toyota supply chains. The first partner will receive a 2% technology licensing royalty for the design and development of the BAF process flowsheets, sourcing of all necessary equipment, and provision of all necessary training and operational know-how. The second partner will receive a 3% sales commission for leveraging its international relationships and acting as a sales, marketing and trading agent of our BAF products (SPG and CSPG).

On February 28, 2023, the Company announced the results of a technical study for a Mauritius BAF plant and the signing of an industrial lease in Mauritius suitable for construction of the Mauritius BAF.

Exploration and Evaluation Expenditures

The Company owns the Green Giant Vanadium Project, located in Madagascar, and the Sagar Project, located in Quebec, which are at the exploration and evaluation stage.  Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on these properties. Exploration and evaluation expenditures are expensed as incurred.

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NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

6.	Right-of-Use Lease obligations

The Company has recognized the following Right-of-Use (“ROU”) assets and lease obligations:

•

On July 1, 2019, the Company recognized a ROU asset and lease obligation of $24,164 using an incremental borrowing rate of 10.43% for the exploration camp located in Fotadrevo, Madagascar. The lease is payable monthly in Ariary and as of March 31, 2023, had a remaining term of 3 months. The lease is not expected to be renewed due to completion of the Molo mining camp.

•

On March 31, 2022, the Company recognized a ROU asset and lease obligation of $389,049 using an incremental borrowing rate of 13.8% for the emphyteutic property lease of the Molo mine, which has an initial term of 50 years. The lease is payable annually in Ariary to the Government of Madagascar and as of March 31, 2023, had a remaining term of 49.0 years.

•

On February 28, 2023, the Company recognized a ROU asset and lease obligation of $12,125,134 using an incremental borrowing rate of 11.5% for the Mauritius BAF industrial lease, which has an initial term of 20 years plus a renewal of 5 years. The lease is payable annually in USD and as of March 31,2023, had a remaining term of 24.9 years. The initial annual lease is $1,338,637 and will increase according to the annual change in US CPI with a minimum of 0% and maximum of 3%.

The following table sets out the carrying amounts of lease obligations for ROU assets included in the consolidated statement of financial position and the movements between the reporting periods:

	Exploration Camp	BAF Property	Molo Property	Total Obligations
	$	$	$	$
As at June 30, 2021	11,099	-	-	11,099
Additions	-	-	389,049	389,049
Finance costs	900	-	11,080	11,980
Foreign exchange adjustments	(318)	-	(8,713)	(9,031)
Lease payments	(6,027)	-	(47,252)	(53,279)
As at June 30, 2022	5,654	-	344,164	349,818
Additions	-	12,125,134	-	12,125,134
Finance costs	252	98,291	33,200	131,743
Foreign exchange adjustments	(190)	-	(31,042)	(31,232)
Lease payments	(4,275)	(1,338,637)	(42,075)	(1,384,987)
As at March 31, 2023	1,441	10,884,789	304,247	11,190,477

The following table sets out the lease obligations included in the consolidated statements of financial position:

	Exploration Camp	BAF Property	Molo Property	Total Obligations
	$	$	$	$
Current portion of lease obligations	1,441	1,211,511	42,075	1,255,027
Long-term lease obligations	-	9,673,278	262,172	9,935,450
As at March 31, 2023	1,441	10,884,789	304,247	11,190,477

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the following table:

	Exploration Camp	BAF Property	Molo Property	Total Obligations
	$	$	$	$
Within 12 months	1,441	1,378,796	42,075	1,422,312
Between 13 and 24 months	-	1,378,796	42,075	1,420,871
Between 25 and 36 months	-	1,378,796	42,075	1,420,871
Between 37 and 48 months	-	1,378,796	42,075	1,420,871
Between 49 and 60 months	-	1,378,796	42,075	1,420,871
Over 60 months	-	25,434,103	1,809,225	27,243,328
Total undiscounted lease obligations	1,441	32,328,083	2,019,600	34,349,124

Low value leases, short term leases of less than 12 months, and leases with variable payments proportional to the rate of use of the underlying assets do not give rise to lease obligations. During the nine months ended March 31, 2023, the Company recognized short-term rent expenses of $nil (2022: $6,597) in the condensed interim consolidated statements of operations and comprehensive loss.

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NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

7.	Molo Mine Royalty obligations

Vision Blue

On February 8, 2021, the Company announced a financing agreement with Vision Blue for gross proceeds of $29.5 million consisting of private placements and a royalty financing agreement. As part of the royalty financing agreement:

(a)	The Company received the initial royalty funding of $8.0 million (less a $1.5 million royalty financing fee) on June 28, 2021 and received the remaining $3.0 million on August 17, 2022.

(b)

Beginning on the biannual period ending June 30, 2022, the Company must pay the greater of: (i) $825,000 (the “Minimum Repayment”) or (ii) 3% of the gross sales revenues from graphite concentrate sales (the “GSR”). Once Vision Blue has received cumulative royalty payments of $16.5 million, the Minimum Repayment will cease, and the royalty will only be based on the GSR. NextSource has the option at any time to reduce the GSR to 2.25% by paying $20 million to Vision Blue. Each of the biannual Minimum Repayments can be deferred by 12 months, subject to accrued interest of 15% per annum.

(c)

Vision Blue received a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

On June 30, 2021, the Company recognized a royalty obligation at the fair value of $6.5 million, which was equal to the present value using an effective discount rate of 13.8% of (1) the deferred $3.0 million royalty funding, (2) the minimum royalty payments, (3) the accrued interest on the deferral of minimum royalty payments, and (4) the perpetual 3% GSR for the remaining 30-year life of mine for Phase 1. The discount rate was determined at recognition by calculating the internal rate of return (IRR) of the expected cash flows. Upon recognition, a total of $169,279 of capitalized legal fees was netted against the obligation resulting in an initial carrying value of $6,330,721. The carrying value of the royalty obligation will be remeasured at each reporting period based on the revised expected future cash flows using the original discount rate under the amortized cost method.

On March 31, 2023, the obligation was remeasured at $11,727,728 (June 30, 2022: $7,731,196). During the nine months ended March 31, 2023, the obligation increased due to the receipt of the remaining $3.0 million royalty funding, accretion of $987,881 (2022: $661,942) and remeasurement expense of $8,201 (2022: $400,299) recognized through the condensed interim consolidated statement of operations and comprehensive loss.

Total
$
As at June 30, 2021	6,330,721
Accretion of royalty obligation	904,771
Remeasurement of royalty obligation	495,704
As at June 30, 2022	7,731,196
Accretion of royalty obligation	987,881
Royalty proceeds	3,000,000
Remeasurement of royalty obligation	8,201
As at March 31, 2023	11,727,278

Future undiscounted minimum royalty payments including accrued interest on deferrals are set out in the following table:

Total
$
Within 12 months	1,897,500
Between 13 and 24 months	1,897,500
Between 25 and 36 months	1,897,500
Between 37 and 48 months	1,897,500
Between 49 and 60 months	1,897,500
Over 60 months	9,487,500
Total undiscounted minimum payments and interest	18,975,000

Capricorn Metals

The Molo Graphite Mine is subject to a 1.5% net smelter royalty (“NSR”) owned by Capricorn Metals (formerly known as Malagasy Minerals) (“Capricorn”).  Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Capricorn upon the mine achieving commercial production in return for a further payment to Capricorn.

Government of Madagascar

The Molo Graphite Mine is subject to a 2% gross revenue royalty payable to the Government of Madagascar.

12

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

8.	Warrant Derivative Financial Liabilities

Warrants issued in a currency other than the Company’s functional currency are considered a derivative financial liability settled through the consolidated statement of operations and comprehensive loss as per IFRS 9 Financial Instruments. The fair value of warrants is initially measured on their issue date as a financial liability using the Black-Scholes option valuation model. The fair value of exercised warrants is remeasured on their exercise date and the fair value is reallocated to equity. The fair value of expired warrants is remeasured on their expiration date and at each reporting period date through the condensed interim consolidated statement of operations and comprehensive loss.

On October 31, 2022, the warrants expiring on May 19, 2023 were exercised. The fair value was estimated prior to exercise using the following model inputs. The change in fair value was recognized through the condensed interim consolidated statement of operations and comprehensive income (loss) and the fair value was reclassified to equity.

Warrants Expiring May 19, 2023		Warrant Liability
		$
As of June 30, 2021		40,941,298
Change in fair value through consolidated statement of operations and comprehensive loss		(19,251,808)
Share price on measurement date	(CAD $2.12) USD $1.65
Exercise price	(CAD $1.00) USD $0.78
Risk free rate	3.10%
Expected volatility	71%
Expected dividend yield	Nil
Expected life (in years)	0.88
As of June 30, 2022		21,689,490
Change in fair value through consolidated statement of operations and comprehensive loss		2,783,360
Share price on measurement date	(CAD $2.40) USD $1.76
Exercise price	(CAD $1.00) USD $0.73
Risk free rate	4.05%
Expected volatility	73%
Expected dividend yield	Nil
Expected life (in years)	0.55
Reclassification to equity on exercise of warrants		(24,472,850)
As of March 31, 2023		-

As of March 31, 2023, the derivative financial liability was $nil (June 30, 2022: $21,689,490).

Warrant Liability
$
As at June 30, 2021	45,380,933
Reclassification to equity on exercise of warrants	(4,462,156)
Change in fair value through profit and loss	(19,229,287)
As at June 30, 2022	21,689,490
Reclassification to equity on exercise of warrants	(24,472,850)
Change in fair value through profit and loss	2,783,360
As at March 31, 2023	-

13

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

9.	Commercial Production Obligation

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Capricorn Metals (formerly Malagasy Minerals) to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of CAD$1,000,000 is due within five days of the commencement of commercial production (the “Commercial Production Fee”). On June 30, 2021, the Company recognized a provision of $708,514 using a 13.8% discount rate based on an initial expectation of settlement on or around June 30, 2022. The provision was recorded at amortized cost and capitalized as Property under Property, Plant and Development. The obligation expected to be settled upon the declaration of commercial production, which could occur around June 30, 2023.

During the nine months ended March 31, 2023, the obligation increased through accretion of $70,009. On March 31, 2023, the obligation was remeasured at $715,708 (June 30, 2022: $727,051) resulting in remeasurement gains of $49,255 and a foreign exchange gain of $32,098 that were recognized through the condensed interim consolidated statement of operations and comprehensive loss.

10.	Share Capital

As of March 31, 2023, the Company had 125,086,900 common shares issued and outstanding (June 30, 2022: 101,872,614). The Company’s common shares have no par value, and the authorized share capital is composed of an unlimited number of common shares.

The following changes occurred during the nine months ended March 31, 2023:

•	On October 31, 2022, a total of 23,214,286 warrants priced at CAD$1.00 were exercised into 23,214,286 common shares for gross proceeds of $17,002,227.

11.	Warrants

The Company issued common share purchase warrants as part of equity private placements. The fair value of warrants is determined using the Black-Scholes option valuation model based on the market price, the exercise price, compound risk free interest rate, annualized volatility, and number of periods until expiration. Depending on the nature of the warrants, the fair value may be classified as equity or as a derivative financial liability settled through profit and loss. Each warrant entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of March 31, 2023, the Company had Nil common share purchase warrants outstanding (June 30, 2022: 23,214,286).

			As at				As at
Issued	Expiration	Exercise	June 30,				March 31,
Date	Date	Price	2022	Issued	Cancelled	Exercised	2023
May 19, 2021	May 19, 2023	CAD $1.00	23,214,286	-	-	(23,214,286)	-
Totals			23,214,286	-	-	(23,214,286)	-

The following changes occurred during the nine months ended March 31, 2023:

•	On October 31, 2022, a total of 23,214,286 warrants priced at CAD$1.00 were exercised into 23,214,286 common shares.

14

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

12.	Stock Options

The Company determined the fair value of stock options using the Black-Scholes option valuation model, which has several inputs including the market price, the exercise price, compound risk free interest rate, annualized volatility, and the number of periods until expiration. The fair value is recorded in equity and expensed through profit and loss over the vesting period. Each stock option entitles the holder to purchase one common share of the Company at the respective exercise price prior to, or on, its expiration date.

As of March 31, 2023, the Company had 1,710,000 stock options outstanding (June 30, 2022: 1,910,000) with a weighted average expiration of 1.00 years (June 30, 2022: 1.74) exercisable into 1,710,000 common shares (June 30, 2022: 1,760,000) at a weighted average exercise price of USD$1.99 (June 30, 2022: USD$2.17).  All outstanding stock options vested on their respective grant dates.

			As at				As at
Grant	Expiration	Exercise	June 30,				March 31,
Date	Date	Price	2022	Awarded	Cancelled	Exercised	2023
March 26, 2019	March 26, 2024	CAD $1.00	580,000	-	-	-	580,000
March 19, 2021	March 19, 2024	CAD $3.60	1,300,000	-	(200,000)	-	1,100,000
May 11, 2022	May 11, 2025	CAD $2.50	30,000	-	-	-	30,000
Totals			1,910,000	-	(200,000)	-	1,710,000

The following changes occurred during the nine months ended March 31, 2023:

(a)	200,000 stock options were cancelled upon the anniversary of the departure of former directors.

13.	Restricted Share Units (RSUs)

The fair value of RSUs is based on the grant-day intrinsic value of the shares that are expected to vest by the vesting date. Each RSU entitles the holder to receive a common share of the Company prior to, or on, its expiration date subject to achieving the performance criterion (“milestone”) prior to, or on, its vesting date. The fair value is recorded in equity and expensed through profit and loss over the expected vesting period and is subject to remeasurement at the end of each reporting period based on the probability of achieving the milestone and adjustments for potential forfeitures.

As of March 31, 2023, the Company had 430,000 RSUs outstanding (June 30, 2022: 270,000) that subject to satisfying their respective vesting conditions entitle the holders to receive 430,000 common shares (June 30, 2022: 270,000) for no additional consideration.  The RSUs have a weighted average time until vesting of 0.09 years (June 30, 2022: 0.38) and weighted average time until expiration of 0.62 years (June 30, 2022: 1.00).

	Vesting		As at				As at
Grant	Measurement	Expiration	June 30,				March 31,
Date	Date	Date	2022	Awarded	Cancelled	Converted	2023
Unvested RSUs – Vesting condition of employment on vesting date
July 28, 2022	June 30, 2023	June 30, 2024	-	160,000	-	-	160,000
Vested RSUs
March 19, 2021	December 31, 2022	June 30, 2023	200,000	-	-	-	200,000
May 11, 2022	July 14, 2022	June 30, 2023	40,000	-	-	-	40,000
May 11, 2022	July 14, 2022	June 30, 2023	30,000	-	-	-	30,000
Totals			270,000	160,000	-	-	430,000

The following changes occurred during the nine months ended March 31, 2023:

(a)	On July 14, 2022, the 30,000 and 40,000 RSUs granted on May 11, 2022 satisfied their respective vesting conditions.

(b)

On July 28, 2022, the Company granted 160,000 RSUs with a vesting measurement date of June 30, 2023 whereby the respective holders will receive a total of 160,000 common shares subject to being employed on the vesting date. The grant date fair value was estimated at $322,818 based on a grant-date market price of $2.02 (CAD$2.59).

(c)	On December 31, 2022, the 200,000 RSUs granted on March 19, 2021 satisfied their respective vesting conditions.

During the nine months ended March 31, 2023, a total of $429,633 was expensed as share-based compensation related to the expensing of the intrinsic value of RSUs over their expected vesting periods.

15

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

14.	Segmented Reporting

The Company currently has two operating segments, consisting of mine development, and exploration and evaluation of mineral resources. No commercial revenues have been generated by the Company. The Company’s President and Chief Executive Officer and Chief Financial Officer are the operating decision‑makers and direct the allocation of resources to its segments.

The following is detailed information for each operating segment:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	March 31,	March 31,	March 31,	March 31,
	2023	2022	2023	2022
Revenues	$-	$-	$-	$-
Mine development expenses
Payroll and benefits	251,639	3,001	156,865	2,314
Consulting fees	35,469	(153,332)	9,387	9,798
Travel expenses	285,892	5,270	158,901	(4,784)
Mine general and administrative	390,365	71,231	127,361	18,451
Total mine development expenses	963,365	(73,830)	452,514	25,779
Exploration and evaluation expenses
Engineering and metallurgical	-	9,191	-	-
Exploration general and administrative	2,408	98,775	2,408	14,558
Total exploration and evaluation expenses	2,408	107,966	2,408	14,558
General and administrative expenses
Payroll and benefits	730,356	489,023	305,951	168,853
Consulting fees	391,967	306,752	175,610	100,853
Professional and legal fees	316,354	177,561	165,922	46,327
Public company expenses	265,649	139,715	94,724	63,765
Travel expenses	182,024	45,642	70,824	16,716
Insurance expenses	104,243	49,302	32,880	15,907
Rent expenses	-	6,597	-	-
Office and administrative	366,800	263,934	202,243	190,566
Total general and administrative expenses	2,357,393	1,478,526	1,048,154	602,987
Share-based compensation	429,633	156,658	83,487	(141,519)
Amortization of plant and equipment	140,118	20,810	105,199	12,268
Lease finance costs	131,743	766	109,186	222
Foreign currency translation (gain) loss	1,039,992	(331)	(671,542)	63,042
Interest (income)	(283)	(134)	(163)	(43)
Interest expense	2	32	1	-
Foreign taxes	-	-	(262)	-
Sub-total before other items	5,064,371	1,690,463	1,128,982	577,294
Change in value of royalty obligation	8,201	400,299	-	269,972
Change in value of warrant liability	2,783,360	11,546,205	-	3,915,292
Change in value of commercial production obligation	(49,255)	(48,472)	-	(48,472)
Impairment of sales tax receivable	3,376,216	-	502,515	-
Total Expenses	11,182,893	13,588,495	1,631,497	4,714,086
Loss before income taxes	(11,182,893)	(13,588,495)	(1,631,497)	(4,714,086)
Income tax expense	-	-	-	-
Loss for the period	(11,182,893)	(13,588,495)	(1,631,497)	(4,714,086)

Other comprehensive income
Items that will be reclassified subsequently to net income (loss)
Translation adjustment for foreign operations	859,264	(7,216)	(463,467)	62,587
Net loss and comprehensive loss for the period	$(10,323,629)	$(13,595,711)	$(2,094,964)	$(4,651,499)

16

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

14.	Segmented Reporting (continued)

The following is detailed information by geographic region as at March 31, 2023:

	Canada	Mauritius	Madagascar	Total
	$	$	$	$
Cash and cash equivalents	10,196,141	56,707	802,238	11,055,086
Amounts receivable	228,771	-	-	228,771
Inventories	-	-	290,188	290,188
Prepaid expenses	179,484	-	162,475	341,959
Deposits	121,149	669,318	40,496	830,963
Property, plant, and development	11,986,570	12,085,043	18,161,457	42,233,070
Total assets as at March 31, 2023	22,712,115	12,811,068	19,456,854	54,980,037

The following is detailed information by geographic region as at June 30, 2023:

	Canada	Mauritius	Madagascar	Total
	$	$	$	$
Cash and cash equivalents	9,641,083	61,010	91,160	9,793,253
Amounts receivable	491,373	21,653	61,234	574,260
Prepaid expenses	90,873	-	5,919	96,792
Construction deposits	181,161	-	-	181,161
Property, plant, and development	17,406,001	1,407	1,244,986	18,652,394
Total assets as at June 30, 2022	27,810,491	84,070	1,403,299	29,297,860

Due to uncertainty related to timing of refundable VAT in Madagascar, the Amounts Receivable as of March 31, 2023, are presented net of an impairment of $3,376,216 (June 30, 2022: impairment of $nil). During the nine months ended March 31, 2023, the Company transferred $14,191,208 of plant and development assets from Canada to Madagascar upon the import of these assets into Madagascar.

15.	Related Party Transactions

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. Related parties include the Company subsidiaries and key management, consisting of the Board of Directors, Chief Executive Officer, Chief Financial Officer, and Senior Vice Presidents. Other related parties include companies controlled by key management. Related party transactions occur when there is a transfer of economic resources or financial obligations between related parties. Related party transactions in the normal course of business that have commercial substance are measured at fair value. Balances and transactions between the Company and its wholly owned subsidiaries have been eliminated and are not disclosed in this note.

The following key management related party transactions occurred during the following reporting periods:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	March 31,	March 31,	March 31,	March 31,
	2023	2022	2023	2022
Payroll and benefits	$553,475	$316,617	$228,886	$115,232
Consulting fees	272,815	254,853	$90,868	$84,823
Professional fees	15,429	21,264	$5,136	$4,850
Share-based compensation	429,633	156,658	$83,487	$(141,519)
Total	$1,271,352	$749,392	$408,377	$63,386

The following key management related party balances existed at the end of the following reporting periods:

	As of	As of
	March 31,	June 30,
	2023	2022
Amounts receivable	$197,050	$193,471
Accrued liabilities	$34,282	$35,257

17

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

15.	Related Party Transactions (continued)

Payroll and benefits are for management compensation for Craig Scherba (CEO), Brent Nykoliation (SVP), Danniel Stokes (VP), and for remuneration of Directors for Brett Whalen (Director), Chris Kruba (Director), Ian Pearce (Director) and Sir Mick Davis (Chair of the Board). Consulting fees are for management compensation for companies controlled by Marc Johnson (CFO) and Robin Borley (COO). Professional fees are for accounting services performed by a company controlled by Marc Johnson (CFO). Share-based compensation are for the vesting of stock options and RSUs expenditures. Amounts receivable are for short-term loans to officers related to the exercise of stock options that are expected to be repaid by June 30, 2023 and payroll advances. Accrued liabilities are for the accrual of director fees and net payroll obligations.

16.	Capital Management

There were no changes in the Company's approach to capital management during the nine months ended March 31, 2023.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks.  The Company is not subject to any externally imposed capital requirements.  To date, the Company has funded operations by raising equity and obtaining royalty financing.

The Company manages its capital structure (consisting of shareholders’ equity and debt obligations) on an ongoing basis and in response to changes in economic conditions and risk characteristics of its underlying assets.  Changes to the capital structure can involve the issuance of new equity, obtaining working capital loans, construction financing, issuing debt, the acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

Capital resource analysis

As of March 31, 2023, the Company had a working capital surplus of $5,451,580 (June 30, 2022: deficit of $13,868,626).  Based on the surplus and management’s assessment of its past ability to manage capital, the Company believes it will be able to satisfy its current and long-term obligations as they come due.

As of March 31, 2023, the Company had completed construction of Phase 1 of the Molo Graphite Mine and was progressing with commissioning. During the remaining commissioning and mine ramp-up, the Company is expecting to incur working capital of $2.5 to $3.5 million and general and administrative costs of $2.0 to $2.8 million. Although Phase 1 mine operations are expected to generate positive cash flows, the remaining cash and the operational cash flows will be insufficient to fund all of the planned BAF development costs, Phase 2 development costs, and general and administrative costs during the next twelve months. The Company's ability to continue operations and fund development expenditures will be dependent on management's ability to secure additional financing. The Company may choose to raise such additional capital by issuing new equity, obtaining working capital, construction financing, or secured loans, or arranging other financing arrangements. While the Company has been successful at obtaining additional financing in the past, there can be no assurance it will be able to do so in the future or on terms that are acceptable to the Company.

17.	Financial Instruments and Risk Management

Financial instruments are exposed to certain financial risks, which may include liquidity risk, credit risk, interest rate risk, commodity price risk, and currency risk:

Liquidity risk

As of March 31, 2023, the Company had cash and cash equivalents of $11,055,086 (June 30, 2022: $9,793,253) to settle current liabilities of $6,464,424 (June 30, 2022: $24,332,931). As a result, the Company was not exposed to liquidity risk as of March 31, 2023 but as noted in note 2 Going Concern Assumption and note 16 capital resource analysis, the Company may be exposed to liquidity risk after completing commissioning and mine ramp-up.

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities, and capital structure. To minimize liquidity risk, the Company has implemented cost control measures including a construction budget and the minimizing of discretionary expenditures unless the project has sufficient economic or geologic merit. In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while obtaining sufficient funding to meet its obligations as they come due.  The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.  The main factors that affect liquidity include working capital requirements, capital-expenditure requirements, and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

The following Company obligations have contractual maturities over the next twelve months:

•	Accounts payable and accrued liabilities, which are generally due within 30 days.

•	Minimum Repayments under the royalty agreement due on June 30, 2023 and December 31, 2023.

•	Commercial production obligation due upon declaration of commercial production at the Molo Mine.

18

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

17.	Financial Instruments and Risk Management (continued)

Credit risk

The Company does not have commercial customers and therefore does not have credit risk related to amounts receivables. The Company has credit risk arising from amounts classified as loans to officers. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions.

The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions, whereas any offshore deposits are held with reputable foreign financial institutions. The Company also limits the deposits held with foreign financial institutions.

Interest rate risk

This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates.  The Company does not have any financial assets or liabilities that are subject to variable interest rates.

Commodity price risks

This is the sensitivity of the fair value of, and future cash flows, generated from its mineral projects.  The Molo Graphite Mine property and assets under construction are carried at historical cost.  As a result, the carrying values are exposed to commodity price risks.  Graphite is not a commodity product and therefore does not have an established forward pricing or futures market that could be used to hedge against this exposure. The Company manages this risk by monitoring mineral and commodity price trends to determine the appropriate timing for funding the development, acquisition or disposition of its mineral exploration and development projects.

Currency risk

This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary and the South African Rand.  The Company purchases services and has certain salary commitments in those foreign currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made commitments to deliver products quoted in foreign currencies. Due to construction activities related to the Molo Graphite Mine, the Company is increasing its sensitivity to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar whereby changes in certain assets, liabilities and equity are measured through other comprehensive income.

As of March 31, 2023, the Company estimated that a 10% decrease of the USD versus foreign exchange rates would result in a gain of $191,522 (June 30, 2022: gain of $68,224).

	As at	As at
	March 31,	June 30,
	2023	2022
Cash and cash equivalents (CAD)	$2,608,736	$1,341,893
Cash and cash equivalents (MGA)	136,653	62,433
Cash and cash equivalents (MUR)	55,747	-
Amounts receivable (CAD)	228,772	319,555
Amounts receivable (MGA)	-	61,234
Accounts payable and accrued liabilities (CAD)	(175,226)	(124,023)
Accounts payable and accrued liabilities (MGA)	(171,385)	(203,028)
Accounts payable and accrued liabilities (GBP)	12,260	-
Accounts payable and accrued liabilities (ZAR)	(21,117)	(48,773)
Commercial production obligations (CAD)	(715,708)	(727,051)
Current portion of lease obligations (MGA)	(43,516)	-
Net foreign exchange exposure in USD	$1,915,216	$682,240
Impact of 10% change in foreign exchange rates	$191,522	$68,224

19

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

18.	Amendment of Financial Statements

The Company identified an error in the estimation of the present value of the Right of Use Asset for the BAF property. The Company determined the estimate should not have included anticipated increases to the annual lease payments, which will contractually increase according to the annual change in US CPI with a minimum of 0% and maximum of 3%. The Company evaluated the significance of the corrections and determined the adjustments were material to the consolidated financial statements.

Financial Impact

As a result, the ending balances for Property, plant and development, and current and long-term lease obligations on March 31, 2023 were overstated by $3,005,718, $36,346 and $3,007,094 respectively, and amortization and lease finance costs for the three and nine months ended March 31, 2023 were overstated by $10,239 and $27,483 respectively.

A security deposit of $669,318 was also reclassified from prepaid expenses to long-term deposits to reflect updated expectations.

The following table summarise the effects of the amendments on the Condensed Interim Consolidated Statement of Financial Position:

	As at		As at
	March 31, 2023		March 31, 2023
	as originally reported	Adjustments	as amended

Assets
Current Assets:
Cash and cash equivalents	$11,055,086	$-	$11,055,086
Amounts receivable	228,771	-	228,771
Inventories	290,188	-	290,188
Prepaid expenses	1,011,277	(669,318)	341,959
Total Current Assets	12,585,322	(669,318)	11,916,004
Deposits	161,645	669,318	830,963
Property, plant, and development	45,238,788	(3,005,718)	42,233,070
Total Assets	$57,985,755	$(3,005,718)	$54,980,037

Liabilities
Current Liabilities:
Accounts payable	$1,811,757	$-	$1,811,757
Accrued liabilities	784,432	-	784,432
Current portion of lease obligations	1,291,373	(36,346)	1,255,027
Current portion of royalty obligations	1,897,500	-	1,897,500
Commercial production obligation	715,708	-	715,708
Total Current Liabilities	6,500,770	(36,346)	6,464,424
Lease obligations	12,942,544	(3,007,094)	9,935,450
Asset retirement obligations	233,665	-	233,665
Royalty obligations	9,829,778	-	9,829,778
Total Liabilities	29,506,757	(3,043,440)	26,463,317

Shareholders’ Equity (Deficit)
Share capital	169,282,228	-	169,282,228
Accumulated deficit	(141,993,962)	37,722	(141,956,240)
Accumulated other comprehensive income	1,190,732	-	1,190,732
Total Shareholders’ Equity (Deficit)	28,478,998	37,722	28,516,720

Total Liabilities and Shareholders’ Equity (Deficit)	$57,985,755	$(3,005,718)	$54,980,037

20

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

18.	Amendment of Financial Statements (continued)

The following tables summarise the effects of the amendments on the Condensed Interim Consolidated Statements of Operations and Comprehensive (Loss) Income:

	Nine months ended		Nine months ended
	March 31, 2023		March 31, 2023
	as originally reported	Adjustments	as amended
Revenues	$-	$-	$-

Expenses and other income
Mine development expenses	963,365	-	963,365
Exploration and evaluation expenses	2,408	-	2,408
General and administrative expenses	2,357,393	-	2,357,393
Share-based compensation	429,633	-	429,633
Amortization of plant and equipment	150,357	(10,239)	140,118
Lease finance expense	159,226	(27,483)	131,743
Foreign currency translation (gain) loss	1,039,992	-	1,039,992
Interest (income)	(283)	-	(283)
Interest expense	2	-	2
Foreign taxes	-	-	-
Sub-total before other items	5,102,093	(37,722)	5,064,371
Change in value of royalty obligation	8,201	-	8,201
Change in value of warrant liability	2,783,360	-	2,783,360
Change in value of commercial production obligation	(49,255)	-	(49,255)
Impairment of sales tax receivable	3,376,216	-	3,376,216
Total Expenses	11,220,615	(37,722)	11,182,893
(Loss) income before income taxes	(11,220,615)	37,722	(11,182,893)
Income tax expense	-	-	-
Net (loss) income for the period	(11,220,615)	37,722	(11,182,893)

Other comprehensive income
Items that will be reclassified subsequently to net income (loss)
Translation adjustment for foreign operations	859,264	-	859,264
Net (loss) income and comprehensive (loss) income for the period	$(10,361,351)	$37,722	$(10,323,629)

Weighted-average common shares (basic and diluted)	111,476,332	-	111,476,332
Net income (loss) per common share (basic and diluted)	$(0.10)	-	$(0.10)

21

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

18.	Amendment of Financial Statements (continued)

	Three months ended		Three months ended
	March 31, 2023		March 31, 2023
	as originally reported	Adjustments	as originally reported
Revenues	$-	$-	$-

Expenses and other income
Mine development expenses	452,514	-	452,514
Exploration and evaluation expenses	2,408	-	2,408
General and administrative expenses	1,048,154	-	1,048,154
Share-based compensation	83,487	-	83,487
Amortization of plant and equipment	115,438	(10,239)	105,199
Lease finance expense	136,669	(27,483)	109,186
Foreign currency translation (gain) loss	(671,542)	-	(671,542)
Interest (income)	(163)	-	(163)
Interest expense	1	-	1
Foreign taxes	(262)	-	(262)
Sub-total before other items	1,166,704	(37,722)	1,128,982
Change in value of royalty obligation	-	-	-
Change in value of warrant liability	-	-	-
Change in value of commercial production obligation	-	-	-
Impairment of sales tax receivable	502,515	-	502,515
Total Expenses	1,669,219	(37,722)	1,631,497
(Loss) income before income taxes	(1,669,219)	37,722	(1,631,497)
Income tax expense	-		-
Net (loss) income for the period	(1,669,219)	37,722	(1,631,497)

Other comprehensive income

Translation adjustment for foreign operations	(463,467)	-	(463,467)
Net (loss) income and comprehensive (loss) income for the period	$(2,132,686)	$37,722	$(2,094,964)

Weighted-average common shares (basic and diluted)	125,086,900	-	125,086,900
Net income (loss) per common share (basic and diluted)	$(0.01)	-	$(0.01)

22

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2023, and 2022 (Expressed in US Dollars)

18.	Amendment of Financial Statements (continued)

The following table summarise the effects of the amendments on the Condensed Interim Consolidated Statement of Cash Flows:

	Nine months ended		Nine months ended
	March 31, 2023		March 31, 2023
	as originally reported	Adjustments	as amended

Operating activities
Net income (loss) for the period	$(11,220,615)	$37,722	$(11,182,893)
Add (deduct) items not affecting cash:
Amortization of plant and equipment	150,357	(10,239)	140,118
Change in value of lease obligations	127,994	(27,483)	100,511
Change in value of royalty obligations	8,201	-	8,201
Change in value of warrant liability	2,783,360	-	2,783,360
Change in value of provision	(49,255)	-	(49,255)
Share-based compensation	429,633	-	429,633
Subtotal	(7,770,325)	-	(7,770,325)

Change in non-cash working capital balances:
(Increase) decrease in amounts receivable, prepaids and inventories	(859,184)	669,318	(189,866)
Increase (decrease) in accounts payable and accrued liabilities	731,523	-	731,523
Increase (decrease) in provisions	(32,097)	-	(32,097)
Net cash used in operating activities	(7,930,083)	669,318	(7,260,765)

Investing activities
Deposits	19,516	(669,318)	(649,802)
Additions to property, plant, and development	(10,304,104)	-	(10,304,104)
Net cash used in investing activities	(10,284,588)	(669,318)	(10,953,906)

Financing activities
Exercise of warrants	17,002,227	-	17,002,227
Lease liability principal payments	(1,384,987)	-	(1,384,987)
Proceeds from royalty financing	3,000,000	-	3,000,000
Net cash provided by financing activities	18,617,240	-	18,617,240

Effect of exchange rate changes on cash and cash equivalents	859,264	-	859,264

Net increase (decrease) in cash and cash equivalents	1,261,833	-	1,261,833
Cash and cash equivalents, beginning of period	9,793,253	-	9,793,253
Cash and cash equivalents, end of period	$11,055,086	-	$11,055,086

23